Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Zebra Technologies Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (333-63009, 333-84512, 333-102050, 333-135179, 333-140207 and 333-174616) of Zebra Technologies Corporation of our report dated April 4, 2014, with respect to the carve-out financial statements of the Enterprise Business of Motorola Solutions, Inc., which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, business equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2013, and the related notes to the financial statements, which report appears in the Form 8-K of Zebra Technologies Corporation dated October 30, 2014.

/s/ KPMG LLP

Chicago, Illinois

October 30, 2014